UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated November 4, 2022

2. Press release dated November 4, 2022

Item 1

MILLICOM (TIGO) ANNOUNCES DEBT TENDER OFFER BY TIGO PARAGUAY

Millicom announces a Tender Offer by Tigo Paraguay to purchase up to U.S. $55,000,000 in aggregate principal amount of Telecel’s 5.875% senior notes due 2027

LUXEMBOURG, Nov 4, 10.40p ET / Nov 5, 3.40a CET – Millicom announced today that its Paraguayan operation, Telefónica Celular del Paraguay S.A.E. (“Telecel”), has commenced a tender offer to purchase for cash (the “Tender Offer”) up to U.S. $55 million in aggregate principal amount of its 5.875% Senior Notes due 2027 (the “Notes”) (such amount, as may be modified by Telecel in its sole discretion, the “Maximum Amount”). The Tender Offer is being made pursuant to the terms of an Offer to Purchase dated November 4, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and is subject to certain conditions described therein.

Timetable for the Tender Offer

•	Commencement of the Tender Offer: November 4, 2022
•	Early Tender Time: 5:00 p.m. NYT on November 18, 2022
•	Withdrawal Deadline: 5:00 p.m. NYT on November 18, 2022
•	Expiration Time: 11:59 p.m. NYT on December 5, 2022
•	Final Payment Date: Expected on December 6, 2022

Purpose of the Tender Offer

The purpose of the Tender Offer is to purchase outstanding debt issued or assumed by Millicom or issued by a subsidiary issuer and to reduce Millicom’s consolidated debt consistent with the company’s previously announced plans.

Title of Securities	Outstanding Principal Amount	Tender Offer Consideration(1)	Early Tender Payment(1)(2)	Total Consideration(1)(3)
5.875% Senior Notes due 2027 (CUSIP/ISIN: 87936V AB3 / US87936VAB36 (Rule 144A); P90475 AB3 / USP90475AB31 (Reg S))	U.S.$550,000,000.00	U.S.$897.50	U.S.$30.00	U.S.$927.50

(1)       Consideration in the form of cash per U.S.$1,000 principal amount of Notes that are validly tendered (and not validly withdrawn). Excludes Accrued Interest, if any, which will be paid in addition to the Tender Offer Consideration or Total Consideration, as applicable.

(2)       The Early Tender Payment will be payable to Holders who validly tender (and do not validly withdraw) their Notes on or prior to the Early Tender Time.

(3)       Includes the Early Tender Payment for Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Time

Details of the Tender Offer

The Tender Offer expires at 11:59 p.m., New York City time, on December 5, 2022, unless extended or earlier terminated by Telecel in its sole discretion (such time and date, as the same may be extended, the “Expiration Time”). In order for holders of Notes to be eligible to receive the Total Consideration (as defined below) for their Notes, such holders must validly tender (and not validly withdraw) such Notes at or prior to 5:00 p.m., New York City time, on November 18, 2022, unless extended by Telecel in its sole discretion (such time and date, as the same may be extended, the “Early Tender Time”). Holders that tender Notes after the Early Tender Time but at or prior to the Expiration Time will only be eligible to receive the Tender Offer Consideration (as defined below), which does not include the Early Tender Payment (as defined below).

The consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer (the “Total Consideration”) will be U.S.$927.50. The Total Consideration includes an early tender payment (the “Early Tender Payment”) equal to U.S.$30.00 per U.S.$1,000 principal amount of Notes, which is payable in respect of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer. Holders who tender (and do not validly withdraw) their Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive (i) the Total Consideration minus (ii) the Early Tender Payment (the “Tender Offer Consideration”). In addition, Holders whose Notes are accepted for purchase will also receive accrued and unpaid interest on such Notes from the last interest payment date up to, but not including, the applicable Settlement Date (as defined below) for the Notes accepted for purchase (the “Accrued Interest”). Telecel will only accept for purchase Notes up to the Maximum Amount.

On any business day following the Early Tender Time and before the Expiration Time, Telecel will have the right, but not the obligation, to accept for purchase any Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time (the “Early Settlement Date”), subject to the Maximum Amount and proration. The Early Settlement Date with respect to the Tender Offer will be determined at Telecel’s option, subject to all conditions to the Tender Offer having been either satisfied or waived by Telecel. Regardless of whether Telecel exercises its option to have an Early Settlement Date with respect to the Tender Offer, Telecel will purchase any remaining Notes that have been validly tendered (and not validly withdrawn) at or prior to the Expiration Time and that Telecel chooses to accept for purchase, subject to all conditions to the Tender Offer having been either satisfied or waived by Telecel, within three business days following the Expiration Time or as promptly as practicable thereafter (the “Final Settlement Date”; the Final Settlement Date and the Early Settlement Date, each being referred to as a “Settlement Date”), subject to the Maximum Amount and proration.

If the purchase of all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time would cause Telecel to accept for purchase an aggregate principal amount of Notes in excess of the Maximum Amount, then the Tender Offer will be oversubscribed at the Early Tender Time and, assuming satisfaction or waiver of the conditions to the Tender Offer, Telecel will purchase Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time and accepted for purchase on a prorated basis according to the principal amount of such Notes, such that Telecel purchases an aggregate principal amount of Notes that does not exceed the Maximum Amount. Accordingly, if the Maximum Amount is reached in respect of tenders of Notes made at or prior to the Early Tender Time, no Notes tendered after the Early Tender Time will be accepted for purchase.

If all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time would not cause us to accept for purchase an aggregate principal amount of Notes equal to or in excess of the Maximum Amount, assuming satisfaction or waiver of the conditions of the Tender Offer, Telecel will purchase on the Final Settlement Date, Notes validly tendered (and not validly withdrawn) after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase, subject to the Maximum Amount and proration. If the purchase of such Notes would cause us to accept for purchase an aggregate principal amount of Notes in excess of the Maximum Amount, then the Tender Offer will be oversubscribed at the Expiration Time and, assuming satisfaction or waiver of the conditions to the Tender Offer, Telecel will purchase on the Final Settlement Date, Notes validly tendered (and not validly withdrawn) after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase on a prorated basis according to the principal amount of such Notes, such that Telecel purchases the maximum aggregate principal amount of Notes that does not exceed the Maximum Amount.

Tendered Notes may be withdrawn in accordance with the terms of the Tender Offer prior to 5:00 p.m., New York City time, on November 18, 2022, unless extended by Telecel in its sole discretion (such time and date, as the same may be extended, the “Withdrawal Deadline”), but not thereafter. The Early Tender Time or Expiration Time can be extended independently of the Withdrawal Deadline.

Telecel’s obligation to accept for purchase, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or, when applicable, waiver of certain customary conditions, which are more fully described in the Offer to Purchase.

In addition, to the extent legally permitted to do so, Telecel reserves the right, in its sole discretion, at any time (i) to waive any condition to the Tender Offer, (ii) to amend any of the terms of the Tender Offer, (iii) to terminate the Tender Offer; (iv) to increase or modify the Maximum Amount, (v) to extend the Withdrawal Deadline, (vi) to extend or amend the Early Tender Time or the Expiration Time, or (vii) to modify the Tender Offer Consideration or the Early Tender Payment, in each case (other than clause (v)) without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights of holders.

Citigroup Global Markets Inc. and Scotia Capital (USA) Inc. are acting as the dealer managers for the Tender Offer and can be contacted with questions regarding the Tender Offer at the following telephone numbers and email addresses:

Citigroup Global Markets Inc. Collect: +1 (212) 723 6106 Toll Free: +1 (800) 558-3745 Email: ny.liabilitymanagement@citi.com	Scotia Capital (USA) Inc. Collect: +1 (212) 225-5501 Toll Free: +1 (800) 372-3930 Email: LM@scotiabank.com

Copies of the Offer to Purchase are available to holders of Notes from D.F. King & Co., Inc., the information agent and the tender agent for the Tender Offer. Requests for copies of the Offer to Purchase should be directed to D.F. King & Co., Inc. at 8 Wall St., 22nd Floor, New York, New York 10005 or (800) 431-9645 (toll free), (212) 269-5550 (collect) or telefonica@dfking.com.

Neither the Offer to Purchase nor any of the other documents related to the Tender Offer have been filed with or reviewed by the U.S. Securities and Exchange Commission, any federal or state securities commission or any other regulatory authority of any country, nor has any such commission or authority passed upon the accuracy or adequacy of the Offer to Purchase or any of the other documents related to the Tender Offer. Any representation to the contrary is unlawful and may be a criminal offense.

The Tender Offer is being made solely on the terms and conditions set forth in the Offer to Purchase. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of Telecel or any of its affiliates. The Tender Offer is not being made to, nor will Telecel accept tenders of Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities laws of such jurisdiction. No recommendation is made by the Trustee, Telecel, the dealer managers or the information agent and the tender agent as to whether holders should tender their Notes with respect to the Notes. Holders should carefully read the Offer to Purchase because it contains important information, including the various terms and conditions of the Tender Offer.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Telecel undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit millicom.com. Connect with Millicom on Twitter, Instagram, Facebook, and LinkedIn.

Item 2

MILLICOM (TIGO) ANNOUNCES DEBT TENDER OFFER BY TIGO GUATEMALA

Millicom announces a Tender Offer by Tigo Guatemala to purchase up to US $90,000,000 in aggregate principal amount of the outstanding Comcel 5.125% senior notes due 2032.

LUXEMBOURG, Nov 4, 10.40p ET / Nov 5, 3.40a CET – Millicom, announced today that its Guatemalan operation, Comunicaciones Celulares, S.A. (“Comcel”), has commenced a tender offer to purchase for cash (the “Tender Offer”) up to U.S.$90,000,000 in aggregate principal amount (such amount, as may be modified by Comcel in its sole discretion, the “Maximum Amount”) of the outstanding 5.125% senior notes due 2032 (the “Notes”) issued by Walkers Fiduciary Limited (the “Cayman Trustee”) acting as trustee of CT Trust (the “Trust”) and guaranteed on a senior unsecured basis by Comcel and certain other guarantors. The Tender Offer is being made pursuant to the terms of an Offer to Purchase dated November 4, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and is subject to certain conditions described therein.

Timetable for the Tender Offer

•	Commencement of the Tender Offer: November 4, 2022

•	Early Tender Time: 5:00 p.m. NYT on November 18, 2022

•	Withdrawal Deadline: 5:00 p.m. NYT on November 18, 2022

•	Expiration Time: 11:59 p.m. NYT on December 5, 2022

•	Final Payment Date: Expected on December 6, 2022

Purpose of the Tender Offer

The purpose of the Tender Offer is to purchase debt guaranteed by Tigo Guatemala consistent with Millicom’s previously announced plans to purchase outstanding debt issued or assumed by Millicom or its subsidiaries to reduce Millicom’s debt.

Details of the Tender Offer

The Tender Offer expires at 11:59 p.m., New York City time, on December 5, 2022, unless extended or earlier terminated by Comcel in its sole discretion (such time and date, as the same may be extended, the “Expiration Time”). In order for holders of Notes to be eligible to receive the Total Consideration (as defined below) for their Notes, such holders must validly tender (and not validly withdraw) such Notes at or prior to 5:00 p.m., New York City time, on November 18, 2022, unless extended by Comcel in its sole discretion (such time and date, as the same may be extended, the “Early Tender Time”). Holders that tender Notes after the Early Tender Time but at or prior to the Expiration Time will only be eligible to receive the Tender Offer Consideration (as defined below), which does not include the Early Tender Payment (as defined below).

The consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time and accepted for purchase pursuant to the Tender Offer (the “Total Consideration”) will be U.S.$822.50. The Total Consideration includes an early tender payment (the “Early Tender Payment”) equal to U.S.$30.00 per U.S.$1,000 principal amount of Notes (which is payable in respect of Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Tender Offer. Holders who tender (and do not validly withdraw) their Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive on the Final Settlement Date (as defined below) a consideration (the “Tender Offer Consideration”), equal to (i) the Total Consideration minus (ii) the Early Tender Payment. The Total Consideration and the Tender Offer Consideration will be payable in cash in U.S. dollars. In addition, Holders whose Notes are accepted for purchase will also receive accrued and unpaid interest under such Notes from the last interest payment date up to, but not including, the applicable Settlement Date (as defined below) (the “Accrued Interest”). Comcel will only accept for purchase Notes up to the Maximum Amount. The following table describes certain terms of the Tender Offer:

Title of Securities	Outstanding Principal Amount	Tender Offer Consideration(1)	Early Tender Payment(1)(2)	Total Consideration(1)(3)
5.125% Senior Notes due 2032 (CUSIP/ISIN: 12659B AA2 / US12659BAA26 (Rule 144A); G2588B AA2 / USG2588BAA29 (Reg S))	U.S.$900,000,000.00	U.S.$792.50	U.S.$30.00	U.S.$822.50

(1)       Consideration in the form of cash per U.S.$1,000 principal amount of Notes that are validly tendered (and not validly withdrawn). Excludes Accrued Interest, if any, which will be paid in addition to the Tender Offer Consideration or Total Consideration, as applicable.

(2)       The Early Tender Payment will be payable to Holders who validly tender (and do not validly withdraw) their Notes on or prior to the Early Tender Time.

(3)       Includes the Early Tender Payment for Notes validly tendered (and not validly withdrawn) on or prior to the Early Tender Time.

(4)       The Notes were issued by the Cayman Trustee acting as trustee of the Trust and guaranteed on a senior unsecured basis by Comcel and certain other guarantors.

On any business day following the Early Tender Time and before the Expiration Time, Comcel will have the right, but not the obligation, to accept for purchase any Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time (the settlement date of such purchase being referred to as the “Early Settlement Date”), subject to the Maximum Amount and proration. The Early Settlement Date with respect to the Tender Offer will be determined at Comcel’s option, subject to all conditions to the Tender Offer having been either satisfied or waived by Comcel. Regardless of whether Comcel exercises its option to have an Early Settlement Date with respect to the Tender Offer, Comcel will purchase any remaining Notes that have been validly tendered (and not validly withdrawn) at or prior to the Expiration Time and that Comcel chooses to accept for purchase, subject to all conditions to the Tender Offer having been either satisfied or waived by Comcel, within three business days following the Expiration Time or as promptly as practicable thereafter (the settlement date of such purchase being referred to as the “Final Settlement Date”; the Final Settlement Date and the Early Settlement Date, each being referred to as a “Settlement Date”), subject to the Maximum Amount and proration.

If the purchase of all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time would cause Comcel to accept for purchase an aggregate principal amount of Notes in excess of the Maximum Amount, then the Tender Offer will be oversubscribed at the Early Tender Time and, assuming satisfaction or waiver of the conditions to the Tender Offer and if Comcel elects to have an Early Settlement Date, Comcel will purchase on the Early Settlement Date, Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time and accepted for purchase on a prorated basis according to the principal amount of such Notes, such that Comcel purchases an aggregate principal amount of Notes that does not exceed the Maximum Amount. Accordingly, if the Maximum Amount is reached in respect of tenders of Notes made at or prior to the Early Tender Time and Comcel elects to have an Early Settlement Date, no Notes tendered after the Early Tender Time will be accepted for purchase.

If Comcel elects to have an Early Settlement Date and the purchase of all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time would not cause us to accept for purchase an aggregate principal amount of Notes equal to or in excess of the Maximum Amount, assuming satisfaction or waiver of the conditions to the Tender Offer, Comcel will purchase on the Final Settlement Date Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase, subject to the Maximum Amount and proration. If the purchase of such Notes would cause us to accept for purchase an aggregate principal amount of Notes in excess of the Maximum Amount, then the Tender Offer will be oversubscribed at the Expiration Time and, assuming satisfaction or waiver of the conditions to the Tender Offer, Comcel will purchase on the Final Settlement Date, Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase on a prorated basis according to the principal amount of such Notes, such that Comcel purchases the maximum aggregate principal amount of Notes that does not exceed the Maximum Amount.

If Comcel elects not to have an Early Settlement Date and the purchase of all Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time would cause us to accept for purchase an aggregate principal amount of Notes in excess of the Maximum Amount, then the Tender Offer will be oversubscribed at the Expiration Time and, assuming satisfaction or waiver of the conditions to the Tender Offer, Comcel will purchase on the Final Settlement Date, Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time and accepted for purchase on a prorated basis according to the principal amount of such Notes, such that Comcel purchases the maximum aggregate principal amount of Notes that does not exceed the Maximum Amount; provided, however, that Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time will have priority in acceptance over Notes validly tendered after the Early Tender Time. Accordingly, if the Maximum Amount is reached in respect of tenders of Notes made at or prior to the Early Tender Time, no Notes tendered after the Early Tender Time will be accepted for purchase.

Tendered Notes may be withdrawn in accordance with the terms of the Tender Offer prior to 5:00 p.m., New York City time, on November 18, 2022, unless extended by Comcel in its sole discretion (such time and date, as the same may be extended, the “Withdrawal Deadline”), but not thereafter. The Early Tender Time or Expiration Time can be extended independently of the Withdrawal Deadline.

Comcel’s obligation to accept for purchase, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or, when applicable, waiver of certain customary conditions, which are more fully described in the Offer to Purchase.

The Notes were issued pursuant to the provisions of the Indenture, dated as of February 3, 2022, among the Cayman Trustee, the Company, as guarantor, and certain other guarantors party thereto and The Bank of New York Mellon, as trustee (the “Trustee”). The Cayman Trustee as trustee of the Trust holds a 100% participation interest, and certain related rights, in a U.S.$900 million senior unsecured loan (the “Loan”) made to Comcel pursuant to a Credit and Guaranty Agreement (the “Credit and Guaranty Agreement”) among Comcel, the lender and certain guarantors party thereto. Pursuant to the terms of the Credit and Guaranty Agreement, upon cancellation of any Notes purchased pursuant to the Tender Offer by Comcel and delivered to the Trustee for cancellation, the amount outstanding under the Loan will be reduced such that the principal and interest amounts outstanding of the Loan will be equal to the principal and interest amounts outstanding under the Notes. The Company intends to, promptly after the applicable Settlement Date, deliver any Notes purchased in the Tender Offer to the Trustee for cancellation.

In addition, the extent legally permitted to do so, Comcel reserves the right, in its sole discretion, at any time (i) to waive any condition to the Tender Offer, (ii) to amend any of the terms of the Tender Offer, (iii) to terminate the Tender Offer; (iv) to increase or modify the Maximum Amount, (v) to extend the Withdrawal Deadline, (vi) to extend or amend the Early Tender Time or the Expiration Time, or (vii) to modify the Tender Offer Consideration or the Early Tender Payment, in each case (other than clause (v)) without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights of holders.

BNP Paribas Securities Corp., J.P. Morgan Securities LLC and Scotia Capital (USA) Inc. are acting as dealer managers for the Tender Offer and can be contacted with questions regarding the Tender Offer at the following telephone numbers and email addresses:

BNP Paribas Securities Corp.	J.P. Morgan Securities LLC	Scotia Capital (USA) Inc.
Toll-Free: (888) 210-4358	Collect: +1 (212) 834-7279	Toll Free: +1 (800) 372-3930
dl.us.liability.management@us.bn pparibas.com		LM@scotiabank.com

Copies of the Offer to Purchase are available to holders of Notes from D.F. King & Co, Inc., the information agent and the tender agent for the Tender Offer. Requests for copies of the Offer to Purchase should be directed to D.F. King & Co, Inc. at 8 Wall St., 22nd Floor New York, New York 10005 or (800) 431-9645 (toll free), (212) 269-5550 (collect) or comcel@dfking.com.

Neither the Offer to Purchase nor any of the other documents related to the Tender Offer have been filed with or reviewed by the U.S. Securities and Exchange Commission, any federal or state securities commission or any other regulatory authority of any country, nor has any such commission or authority passed upon the accuracy or adequacy of the Offer to Purchase or any of the other documents related to the Tender Offer. Any representation to the contrary is unlawful and may be a criminal offense.

The Tender Offer is being made solely on the terms and conditions set forth in the Offer to Purchase. Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any securities of Comcel or any of its affiliates. The Tender Offer is not being made to, nor will Comcel accept tenders of Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities laws of such jurisdiction. No recommendation is made by the Trustee, Comcel, the dealer manager or the information agent and the tender agent as to whether holders should tender their Notes with respect to the Notes. Holders should carefully read the Offer to Purchase because it contains important information, including the various terms and conditions of the Tender Offer.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Comcel undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit millicom.com. Connect with Millicom on Twitter, Instagram, Facebook, and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: November 7, 2022